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                                                                     EXHIBIT 1.1

                                ENGAGEMENT LETTER

                                     between

             CanArgo Energy Corporation (the "Company" or "CanArgo")

                             Sundal Collier & Co ASA

                    (the "Lead Manager" or "Sundal Collier")

                                 1. BACKGROUND

As part of the strategic development of CanArgo, the Board of Directors and Management of the Company is considering a offering of convertible bonds or an equity offering ("the Offering") to re-finance the recent acquisition of the Canadian company Lateral Vector Resources and future financing of capital and operating expenditure. The Offering is planned to be minimum NOK 100 million, and maximum NOK 200 million.

In connection with this, Sundal Collier is engaged as financial advisor and Lead Manager in relation to the Offering.

In connection with the Offering, a co-manager can be appointed by the Company with the Lead Manager's acceptance.

                           2. SCOPE OF THE ENGAGEMENT

         a) Financial and strategic advisory in relation to the Offering and execution of same.

         b) Advice to the Board of structure, marketing and timetable of the fundraising including advising on the amount new money that can be raised and the issue price;

         c) Reviewing matters relating to the convertible bond and advising the Board on how the conversion process should be addressed;

         d) Co-ordinating the fundraising process, acting as project managers and ensuring the preparation of all relevant documentation in conjunction with the Company's other advisers, including analysis reports and presentation material;

         e) Liasing with the Norwegian Stock Exchange and co-ordinating the process on other exchanges;

         f) If requested, attendance at meetings of the Company's Board of Directors and advising the Board of their responsibilities;

         g) Co-ordination where necessary of the printing and despatch of any documents required to be posted by the Company to its shareholders and made available to the public;

         h) In conjunction with the Company assistance in drafting and release of announcements;

         i) In conjunction with the Company, instruction and co-ordination of the other professionals who are advising the Company including lawyers, accountants, financial public relation advisers and registrars.

         j) To handle financial issues in other domiciles, an appropriate locally based financial advisor can be appointed by the Lead Manager with the Company's acceptance. The locally based advisor shall act under the Lead Manager's supervision and direction with full input from the Company.

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                               3. RESPONSIBILITY

It is the Company's responsibility to ensure that potential transactions are according to rights given to the Board of Directors and current laws and regulations.

The Company is not aware of any contractual arrangements with other investment banks that may conflict with this agreement.

                                    4. FEES

a) In relation to financial and strategic advisory in relation to the Offering, a fixed fee of NOK 500,000, deductible from the fee under point b) below, due 7 business days after signing of this agreement.

b) In relation to the Offering, a management fee of 2% and a success fee of the gross proceeds of 3.75%. The management and success fees only fall due for payment when the gross proceeds have been received from the investors.

c) Out-of-pocket expenses: inter alia legal fees, auditor's fees, the cost of other external advice, printing, distribution, postage, translation, messenger services, travel and presentations. These expenses are to be charged currently and billed to the Company either by the Lead Manager or direct by the adviser/supplier.

d) If the Lead Manager is liable to pay fees or taxes (including VAT) in relation to the services provided in connection with any transactions, will these expenses come in addition to the agreed fixed and variable fees.

e) The Lead Manager is entitled to pay any fees and expenses and to deduct this from any gross proceeds or revenue.

               5. TERMS OF THE AGREEMENT AND COST OF TERMINATION

a) The Company and its Board of Directors, confirm that the information provided to the Lead Managers is correct and complete and that no relevant information known to the Company has been left out, and will sign and issue an Indemnity and Hold Harmless Statement to the Lead Managers prior to any transactions.

b) The Company acknowledges the need for Co-ordination of press releases and other information to the public with the Lead Manager in the engagement period. Unless otherwise agreed all information in regards to this Engagement will be kept confidential.

c) In the event that the Company terminates this Mandate Agreement prior to any transactions, the Company shall pay the Lead Manager the accrued direct out of pocket expenses under item 4 and an additional fee of NOK 500,000. The Company shall have no other liability to the Lead Manager for fees in these circumstances.

d) In the event that the Company terminates this Mandate Agreement during an equity or convertible bond offering, the Company shall pay the Lead Manager a cancellation fee equal to the Lead Managers fee and the success fee relating to the specific amount placed under the Offering as specified in item 4b) above as well as any incurred direct expenses. On termination, fees and expenses fall due for payment seven days after termination of this Agreement has taken place.

                        6. ENGAGEMENT PERIOD AND TIMING

It is planned that, subject to the agreement of the Company's Board of Directors on an Offering, the Offering would be carried out commencing in June 2001, with the expectation that the Offering would be complete before the end of June 2001. In the event that a decision on the Offering is not made by the Company's Board of Directors, then the Lead Manager would be engaged by the Company until 1 October 2001. This agreement can be extended in three months increments if desired so by both parties.

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              7. PARTICULARS IN RELATION TO POTENTIAL SHARE ISSUES

In connection with potential share issues, the Company is responsible for the issuance of "Corporate Authorisation for Issuance of new Common Stock" in the name of the Den norske Bank ASA as nominee. In connection with any share issues, the Lead Manager shall follow the procedures as set out by the Company prior to the issuance of the Shares including among other things obtaining signed Subscription Agreements and Schedules thereto. The shares shall be recorded at the Lead Manager deposit accounts with Den norske Bank ASA.

In the case of a private placement and as long as the CanArgo shares are listed on the NASDAQ OTC list or the transaction by other reason in any way are governed by US-securities law , the new shares shall be separated by a separate identification number until an S-3 filing and Oslo prospectus becomes effective and the shares are sold the first time. The Company is responsible to ensure that requirements in relation to S-3 and the first trade of the shares are met in co-operation with the Lead Manager. This applies if not any other appropriate steps required by the relevant US-securities laws are needed. CanArgo is responsible for that the requirements for such a share issue under US-securities law are met.

        7.1. PAYMENT FROM THE INVESTORS IN CONNECTION WITH SHARE ISSUES

To receive payments from the investors, the Lead Manager shall establish an escrow account for equity deposits. The shares will be registered in the Norwegian Central Securities Depository (VPS) subsequent to the Lead Manager having received a confirmation of the deposit of shares with Den norske Bank ASA. The Lead Manager will ensure that the paid-up amount, with a deduction of fees to the Lead Manager, and, in the case of a private placement, a deduction of 10% of the amount allocated to a liquidity compensation (see below), will be set aside in an escrow account in Christiania Bank og Creditkasse ("CBK"). This amount will be transferred to an assigned bank account advised by the Company as soon as all of the proceeds of the placement are received. After CanArgo receives confirmation that proceeds from the placement have been received in its designated account, CanArgo will deposit the shares with Den norske Bank ASA.

           7.2. LOCK-UP OF THE SHARES IN CASE OF A PRIVATE PLACEMENT

As long as the CanArgo shares are listed on the NASDAQ OTC list and in the event of a private placement, the company will file an S-3 Registration Statement with the Securities and Exchange Commission ("SEC"). Following declaration by the SEC that the S-3 is effective, a prospectus will be issued to the Oslo Stock Exchange ("OSE") for approval.

Following a private placement, the new shares will be registered in dedicated VPS accounts specially established for this transaction. The shares will be locked in the VPS accounts until the SEC and Oslo Stock Exchange have declared effective the S-3 filing and Oslo prospectus respectively.

           7.3. LIQUIDITY COMPENSATION IN CASE OF A PRIVATE PLACEMENT

In the event of a private placement, and as long as the CanArgo shares are listed on the NASDAQ OTC list, it is required that a prospectus for the new share issue is filed with the SEC and that the prospectus is declared effective by the SEC before the shares can be freely traded with US investors. The shares have to be locked in separate VPS accounts until such approval has been given. The time from issuing the shares until they can be freely traded is assumed to be between 7 and 90 days, thus the new investors will have an illiquid share in this period. As compensation, the Company has agreed to pay in cash to the investors 3.33% of their gross subscription if the shares are locked up for 30 days or more after receipt by CanArgo, from all investors duly executed Subscription Agreements including Schedule 3 to the Subscription Agreement, another 3.33% if the shares are locked up for 60 days or more, and an additional 3.33% if the shares are locked up for 90 days or more. The Company shall set aside an amount equal to 10% of the gross proceeds in an escrow account in CBK for this purpose.


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                                8. GOVERNING LAW

The Engagement Letter and attached standard terms are under the jurisdiction of Norwegian Law. Any legal proceeding in relation to the Engagement Letter, which is not solved between the parties, shall be submitted to the jurisdiction of the Norwegian courts. The venue shall be Oslo City court.

                                    9. OTHER

The scope of the engagement will be performed by Harald Erichsen, Martin Melby and Tor Stenumgard and additional personnel as required.

This engagement letter replaces and overrides any other agreement or engagement letter between the parties.

We appreciate your expressed confidence in Sundal Collier and we are looking forward to performing the assignment to your satisfaction.

The attached "Standard Terms and Conditions" are regarded as an integral part of this agreement.

                         Oslo, Guernsey, 12th June 2001




---------------------------------     ---------------------------------------
          For CanArgo                       For Sundal Collier & Co ASA
       Dr. David Robson                            Harald Erichsen









                   SUNDAL COLLIER & CO ASA (CORPORATE FINANCE)
                           STANDARD TERMS OF AGREEMENT

         The terms set forth below apply to the agreement entered into between Sundal Collier & Co ASA ("Sundal Collier" or "The Manager") and CanArgo (the "Company") relating to the engagement of The Manager (the "Engagement"), and in which these terms are referred to and enclosed.

1. Confidentiality: The Managers will treat Information provided to it by the Company as confidential subject to the following terms. "Information" refers to any and all non-public financial, technical, commercial or other information concerning the business and affairs of the Company that is provided to The Managers, by or on behalf of the Company, on or after the date hereof, but does not include (a) Information which was already in The Managers' possession prior to the date hereof; (b) Information which is or hereafter becomes generally available to the public other than as result of a disclosure by The Managers in violation of the Engagement; or (c) Information obtained by The Managers from a third party which The Managers is unaware of having been obtained by such third party in violation of any obligation to the Company with respect to such Information, which may be owed by that party.

2. Access to information: The Company agrees to provide to The Managers and its advisors all financial and other information reasonably requested by it for the purpose of the Engagement. In performing its services hereunder The Managers shall be entitled to rely upon and assume, without independent

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         verification, the accuracy and completeness of all information that is publicly available and of all information that has been furnished to The Managers by or on behalf of the Company and The Managers shall not assume any responsibility nor have any liability therefore. In addition, the Company agrees to keep The Managers informed of any material developments or proposals in relation to the business or operations of the Company and its subsidiaries that may have any effect on the Engagement.

3. Documentation and other material produced by The Managers: Without the prior consent of The Managers, documentation produced by The Managers in connection with the Engagement shall not be copied or distributed for any use other than in connection with the Engagement.

4. Public announcement: In the event that any announcement is made in respect of the Engagement (i.e. press, regulatory, advertisements, or otherwise), the Company agrees, if so requested by The Managers, to include reference to The Managers and its role in such announcement, in which case the form and content of such reference shall be agreed between the Company and The Managers prior to publication. After the successful completion of the Engagement, The Managers may include reference to the Engagement for public marketing purposes, including making use of the Company's logo.

5. Expenses: The Company agrees to pay or reimburse The Managers for all reasonable out-of-pocket expenses relating to the Engagement (including, without limitation, travel, communication, document production expenses, and fees and disbursements of agents and advisors), whether or not the Engagement is completed. The Managers shall provide the Company with any documentation reasonably requested to support such expenses. The Managers shall not appoint any agents or advisors without the prior written consent of the Company.

6. Taxes: To the extent that the services rendered by The Managers are subject to V.A.T. or any similar taxes, The Managers shall be compensated in full by the Company for such taxes so that fees described in the agreement will be increased correspondingly.

7. Indemnification: The Company agrees to indemnify, defend and hold harmless The Managers and the company's partners and employees (each an "Indemnitee") from and against any and all liability, loss, claim, damage or expenses (including reasonable attorneys' fees) suffered or incurred by such, as established by a competent Court of Law, arising from the Engagement, except as may be found to arise from the negligence or the wilful misconduct of the Indemnitee.

Accepted and agreed by an authorised signature of CanArgo:

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